UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION



                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)



                  Michigan Community Bancorp Limited
                           (Name of Issuer)



                             Common Stock
                    (Title of Class of Securities)



                              594448 10 2
                            (CUSIP Number)

All information as of February 1, 1999
CUSIP No. 594448 10 2

1       Name of reporting person:  Fifth Third/The Ohio Company
        S.S. or I.R.S. Identification No. of Above Person:  31-4122170

2       Check Appropriate Box if a member of a group* (a)  [ ]
                                                      (b)  [ ]

3       SEC use only

4       Citizenship or Place of Organization:  Ohio

Number of      5       Sole Voting Power
Shares                 76,486
Beneficially   6       Shared Voting Power
Owned by               0
Each           7       Sole Dispositive Power
Reporting              76,486
Person With    8       Shared Dispositive Power
                       0

9       Aggregate Amount Beneficially owned by each reporting person:
        76,486

10 Check Box if the Aggregate amount in Row (9) excludes certain shares [ ]

11      Percent of Class Represented by Amount in Row (9):
        11.50%

12      Type of Reporting Person:  BD

Item 1(a)      Name of Issuer:
               Michigan Community Bancorp Limited

Item 1(b)      Address of Issuer's Principal Executive Offices:
               12900 Hall Road
               Sterling Heights, Michigan  48313

Item 2(a)      Name of Person Filing:   Fifth Third/The Ohio Company

Item 2(b)      Address of Principal Business Office:
               155 East Broad Street
               Columbus, Ohio 43215

Item 2(c)      Citizenship:  Ohio

Item 2(d)      Title of Class of Securities:  Common Stock

Item 2(e)      CUSIP Number:  594448 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                       Not Applicable

Item 4         Ownership as of February 1, 1999:

               (a)     Amount beneficially owned: 76,486 shares.

               (b)     Percent of class:  11.50%

               (c)     Number of shares as to which Reporting Person has:

                       (i)   sole power to vote or direct to vote:
                               76,486 shares
                       (ii)  shared power to vote or direct to vote:
                               0 shares
                       (iii) sole power to dispose of or direct
                               disposition of: 76,486 shares
                       (iv)  shared power to dispose of or direct
                               disposition of: 0 shares

Item 5         Ownership of Five Percent or Less of a Class.
               Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person.
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
               Not Applicable.

Item 8         Identification and Classification of Members of the Group.
               Not Applicable.

Item 9         Notice of Dissolution of Group.
               Not Applicable.

Item 10        Certification.
               Not Applicable.

                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 8, 1999

FIFTH THIRD/THE OHIO COMPANY


By: /S/ CARL L. CLINE
    ----------------------------------
    Carl L. Cline
    Chief Compliance Officer